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DeFi Technologies Joins the Pyth Network

DeFi Technologies will bring its real-time cryptocurrency pricing data to the Pyth network to improve DeFi market transparency
DeFi Technologies joins an impressive community of market leading trading firms including Jump Trading Group, Two Sigma Securities, DRW Cumberland and Susquehanna with a shared vision in accelerating the growth of the DeFi ecosystem
TORONTO, Nov. 3, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, today announced it will be delivering its real-time crypto pricing data to the Pyth network, a decentralized financial market data distribution platform.

The Pyth network has clearly seen impressive growth, onboarding some of the world's largest trading firms and reputable regulated exchanges to help connect market data to any smart contract. DeFi Technologies joins this exciting community of market leading trading firms including Jump Trading Group, Two Sigma Securities, DRW Cumberland, and Susquehanna with a shared vision in accelerating the growth of the decentralized finance ecosystem.

"This important collaboration demonstrates our commitment to accelerating the growth of the decentralized finance ecosystem and actively supporting the development of its infrastructure,' said Diana Biggs, Chief Strategy Officer of DeFi Technologies. "Pyth's vision of making markets more accessible and transparent aligns with ours, and we are delighted to be contributing to the Pyth community to make this a reality."

Decentralized finance relies on high-fidelity, time-sensitive, real-world data, but has no way to access it. The Pyth network solves this by bringing a decentralized, cross-chain market of verifiable data from high-quality nodes, giving DeFi comprehensive access to the vast amount of hi-fi financial services data it needs to make smart contracts work smarter. By participating in this network, DeFi Technologies is able to contribute its market data from across its business lines directly to the Pyth network where consumers of data can stream it directly from the blockchain, in real time and with a high degree of confidence.

DeFi Technologies is the first and only publicly traded company built to give investors direct exposure to the rapidly growing space of decentralized finance. Among its multiple business lines is its wholly- owned subsidiary Valour, Inc. the European-based issuer of digital asset exchange-traded products which has grown to US$322M in AUM as of November 2, 2021, in less than a year. DeFi Technologies is rapidly expanding its business activities globally to bring its offerings to more investors globally and ultimately expand access to the growing decentralised finance ecosystem.
About the Pyth network
The Pyth network is a specialized oracle solution for latency-sensitive financial data that is typically kept behind the "walled gardens'' of centralized institutions. The Pyth network is focused on finding a new and inexpensive way to bring this unique data on-chain and aggregating it securely. For more information about the Pyth network, visit pyth.network
About Pyth Data Association
The Pyth Data Association was created in support of the Pyth network, a specialized oracle solution for latency-sensitive financial data that is typically kept behind the "walled gardens'' of centralized institutions. The Pyth Data Association is overseen by a board of directors elected by members of the Pyth network.
About  DeFi Technologies
DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/
Cautionary  note  regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to DeFi Technologies joining the Pyth Network; expansion of DeFi Technologies and Valour into other geographic areas; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the acceptance of DeFi Technologies into the Pyth Network; investor demand for DeFi Technologies' and Valour's products; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE
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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED- CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co.

CO: DeFi Technologies, Inc. CNW 09:00e 03-NOV-21